Knight Piésold
CONSULTING

CONSENT OF QUALIFIED PERSON

I, Daniel Friedman, consent to the public filing by Giga Metals Corporation of the technical report "N.I. 43-101 Technical Report & Preliminary Economic Assessment for the Turnagain Project" with an effective date of October 28, 2020 and a report date of November 18, 2020 (the "Technical Report").

I also consent to any extracts from or a summary of the "N.I. 43-101 Technical Report & Preliminary Economic Assessment for the Turnagain Project" (the News Release").

I certify that I have read the News Release filed by Giga Metals Corporation and that it fairly and accurately represents the information in Technical Report for which I am responsible.

Signing Date: November 18, 2020

PROFESSIONAL
PROVINCE OF
D. FRIEDMAN
32571
BRITISH COLUMBIA
ENGINEER
2020-11-18

Daniel Friedman, P.Eng.